                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 Amendment No. 5
                                       to
                                Schedule 14D-1/A

                       Tender Offer Statement Pursuant to
                             Section 14(d)(1) of the
                       Securities and Exchange Act of 1934
                                       and
                                 Schedule 13D/A
                    under the Securities Exchange Act of 1934
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                            LUMEN TECHNOLOGIES, INC.
              -----------------------------------------------------

                            (Name of Subject Company)

                                   EG&G, INC.

                             LIGHTHOUSE WESTON CORP.
              -----------------------------------------------------

                                    (Bidders)

                     Common Stock, Par Value $0.01 Per Share
              -----------------------------------------------------

                         (Title of Class of Securities)

                                   550242 10 1
              -----------------------------------------------------

                      (CUSIP Number of Class of Securities)

                               Murray Gross, Esq.
                Senior Vice President, General Counsel and Clerk
                                   EG&G, Inc.
                                45 William Street
                         Wellesley, Massachusetts 02481
                                 (781) 237-5100

                                    Copy to:

                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000
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        (Names, Addresses, and Telephone Numbers of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)
              -----------------------------------------------------
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         This Amendment No. 5 to Tender Offer Statement on Schedule 14D-1/A
("Amendment No. 5") relates to the offer by Lighthouse Weston Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of EG&G, Inc., a Massachusetts corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Lumen Technologies, Inc., a Delaware corporation (the "Company"), at a price of $7.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on October 27, 1998, as amended by Amendment No. 1 thereto dated October 30, 1998, Amendment No. 2 thereto dated November 6, 1998, Amendment No. 3 thereto dated November 10, 1998, and Amendment No. 4 thereto dated November 23, 1998 (the "Original Statement").

        The Original Statement is amended as follows:

Item 4. Source and Amount of Funds

         The information set forth in Item 4 is hereby amended and supplemented by substituting sections (a) and (b) with the following:

         (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is amended to read in its entirety as follows:

         The total amount of funds required by the Purchaser to purchase 23,822,931 Shares pursuant to the Offer (which represents all issued and outstanding Shares and all Shares issuable upon the exercise of outstanding options, but excludes any Shares issuable upon conversion of the Convertible Notes), and to pay related fees and expenses is estimated to be approximately $185.5 million. The Purchaser will obtain such funds from the Parent. The Parent intends to obtain such funds from its available corporate funds, from the issuance of commercial paper and from borrowings under one or more of its credit agreements. The obtaining of financing is not a condition to the Offer or the Merger.

         The Parent has the following three credit agreements (collectively, the "Credit Facilities"): (i) a $100 million 364-Day Competitive Advance and Revolving Credit Facility Agreement dated as of March 6, 1998, as most recently amended as of November 20, 1998, among the Parent, the lenders named therein and The Chase Manhattan Bank as administrative agent (the "364-Day Facility"); (ii) a $100 million Five-Year Competitive Advance and Revolving Credit Facility Agreement dated as of March 21, 1994, as most recently amended as of November 20, 1998, among the Parent, the lenders named therein and The Chase Manhattan Bank as administrative agent (the "Five-Year Facility"); and (iii) a $100 million Competitive Advance and Revolving Credit Facility Agreement dated as of November 23, 1998, among the Parent, the lenders named therein and The Chase Manhattan Bank as administrative agent (the "Third Facility"). Advances made under the 364-Day Facility mature in March 1999. The Five-Year Facility has a termination date of March 2002. The Third Facility has a termination date of March 1999 and loans outstanding on the termination date must be repaid on or before March 2, 2000. All three Credit Facilities provide for revolving and competitive rate loans. Revolving loans either bear interest at a rate ranging from 23 to 75 basis points per annum over LIBOR, based upon the credit rating of the Parent, or at a rate set at the greater of (a) the Prime Rate (as defined in the Credit Facilities) and (b) the Federal Funds Effective Rate (as defined in the Credit Facilities) plus
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50 basis points per annum. Revolving loans under any Credit Facility bear additional interest at a rate of 12.5 basis points per annum on any day on which the sum of the outstanding aggregate principal amount of obligations under such Credit Facility exceeds $33 million. Each of the Credit Facilities carries a facility fee ranging from 5 to 30 basis points per annum, based upon the credit rating of the Parent. Each of the Credit Facilities is unsecured and contains a number of non-financial and financial covenants.

         As of December 3, 1998, the Parent had committed $15 million of the available funds under the Credit Facilities to back up its short-term commercial paper obligations.

         It is anticipated that the indebtedness incurred by the Parent in connection with the Offer and the Merger will be repaid from funds generated internally by the Parent and its subsidiaries (including, after the Merger, if consummated, funds generated by the Surviving Corporation and its subsidiaries) and through other sources which may include the proceeds of future bank financings, the public or private sale of debt or equity securities or a combination thereof. No decisions have been made, however, concerning the method the Parent will employ to repay such indebtedness. Such decision, when made, will be based on the Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

Item 10. Additional Information.

         The information set forth in Items 10(f) is hereby amended and supplemented by the following:

         Pursuant to the Merger Agreement, Parent has extended the expiration date of the tender offer to 6:00 p.m., New York City time, on December 15, 1998. On December 3, 1998, the Parent issued a press release announcing the extension of the expiration date, the full text of which is set forth in Exhibit (a)(13) attached hereto and is incorporated herein by reference.
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Item 11. Material to be Filed as Exhibits.

     Item 11 is hereby amended by adding immediately following the reference to Exhibit (a)(12) the following:

(a)(13) Text of Press Release dated December 3, 1998, issued by the Parent.

     Item 11 is hereby further amended by adding immediately following the reference to Exhibit (b)(3) the following:

(b)(4) First Amendment, dated as of November 20, 1998, to the 364-Day Competitive Advance and Revolving Credit Agreement.

(b)(5) Fourth Amendment, dated as of November 20, 1998, to the Five-Year Competitive Advance and Revolving Credit Facility.

(b)(6) Competitive Advance and Revolving Credit Facility Agreement, dated as of November 23, 1998, among EG&G, Inc., the Lenders named therein, and the Chase Manhattan Bank, as Administrative Agent.
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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.



Dated: December 3, 1998               EG&G, INC.



                                      By:      /s/ Murray Gross
                                         --------------------------------------
                                            Name:  Murray Gross
                                            Title: Senior Vice President



                                      LIGHTHOUSE WESTON CORP.



                                      By:       /s/ Philip Ayers
                                         --------------------------------------
                                            Name:  Philip Ayers
                                            Title: Secretary

                                INDEX OF EXHIBITS

Number                     Exhibit Name


*(a)(1)          Offer to Purchase.

*(a)(2)          Letter of Transmittal.

*(a)(3)          Notice of Guaranteed Delivery.

*(a)(4)          Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                 Nominees.

*(a)(5)          Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.

*(a)(6)          Guidelines for Certification of Taxpayer Identification Number on Substitute
                 Form W-9.

*(a)(7)          Form of Summary Advertisement as published October 27, 1998.

*(a)(8)          Text of Joint Press Release dated October 21, 1998, issued by the Company and Parent.

*(a)(9)          Text of Press Release dated October 27, 1998, issued by the Parent.

*(a)(10)         Text of Press Release dated October 30, 1998, issued by the Parent.

*(a)(11)         Text of Press Release dated November 6, 1998, issued by the Parent.

*(a)(12)         Text of Press Release dated November 23, 1998, issued by the Parent.

 (a)(13)         Text of Press Release dated December 3, 1998, issued by the Parent.

**(b)(1)         Termination, Replacement and Restatement Agreement dated as of March 6,
                 1998, among the Parent, the Lenders listed therein and Chase
                 Manhattan Bank (as successor to Chemical Bank) as
                 Administrative Agent.

***(b)(2)        364-Day Competitive Advance and Revolving Credit Agreement
                 dated as of March 21, 1994, among the Parent, the Lenders named therein and Chase Manhattan Bank (as successor to Chemical
                 Bank) as Administrative Agent, as amended (the "364-Day
                 Competitive Advance and Revolving Credit Agreement").

***(b)(3)        Five-Year Competitive Advance and Revolving Credit Facility
                 dated as of March 21, 1994, among the Parent, the Lenders
                 listed therein and Chase Manhattan Bank (as successor to
                 Chemical Bank) as Administrative Agent, as amended (the
                 "Five-Year Competitive Advance and Revolving Credit Facility").

(b)(4)           First Amendment, dated as of November 20, 1998, to the 364-Day
                 Competitive Advance and Revolving Credit Agreement.

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
(b)(5)           Fourth Amendment, dated as of November 20, 1998, to the
                 Five-Year Competitive Advance and Revolving Credit Facility.

(b)(6) Competitive Advance and Revolving Credit Facility Agreement, dated as of November 23, 1998, among EG&G, Inc., the Lenders named therein, and the Chase Manhattan Bank, as Administrative
                 Agent.

*(c)(1)          Agreement and Plan of Merger dated as of October 21, 1998, among the
                 Parent, the Purchaser and the Company.

*(c)(2)          Stockholders' Agreement dated as of October 21, 1998, among the Parent and certain stockholders of the Company.

*(c)(3)          Confidentiality Agreement dated as of June 9, 1998 between the Parent and the Company.

(d)              None.

(e)              Not applicable.

(f)              None.

*        Previously filed.

** Incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-5075).

*** Agreement and Amendments Number 1 and 2, incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-5075); Amendment Number 3, incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 26, 1996 (File No. 1-5075).